EXHIBIT 99.9(a)(ix)



FOR IMMEDIATE RELEASE                                     Maxcor Financial
                                                    ----------------------------
Contact:
Maxcor Financial Group Inc.
Two World Trade Center, 84th Floor
New York, NY 10048
(212) 748-7000, Gilbert Scharf


              EURO BROKERS MAXCOR INC. CLOSES EMERGING MARKET DESKS
                EARLY TO CATCH UP WITH UNPRECEDENTED TRADE VOLUME

                  New York, October 29, 1997 - Euro Brokers Maxcor Inc., a registered broker-dealer and wholly-owned subsidiary of Maxcor Financial Group Inc. (NASDAQ: MAXF), announced to its customers this morning that it would close its emerging market desks earlier than usual today, at 1:00 p.m. (EST), to enable its brokers and back-office personnel to catch-up with the record volume of orders that began last week. Euro Brokers said that its trading volume in emerging market debt had increased more than five-fold over normal trading volume and that the price volatility associated with that increase has also been unprecedented. The early closing will not effect any of the other desks maintained by Euro Brokers or its affiliates in other areas, such as money market instruments, derivative products, energy products, other fixed income securities or repurchase agreements, all of which will remain open for business as usual.

                  Gilbert Scharf, Chief Executive Officer of Maxcor Financial Group, emphasized that "The early close of trading at our emerging market desks today is simply prudent management. The extraordinarily high volumes of trading have necessarily introduced delays in the trade instruction and confirmation process that are unacceptable. Rather than continue to add to the volume and potentially exacerbate the delays, we have asked our customers to trade away from us for the balance of the day so we can focus all our resources on completing the matching and confirmation process on existing trades. We expect to complete this process overnight. In the meantime, we have asked for and received the support and understanding of our customers, who, in struggling with record trade volumes of their own, have indicated their appreciation of the need for the temporary shutdown and catch-up period."

                  Maxcor Financial Group Inc. is a financial services holding company. Through its Euro Brokers subsidiaries, it is a leading domestic and international inter-dealer brokerage firm operating from principal offices in New York, London, Tokyo, Toronto, Sydney and Mexico City. The Company employs approximately 700 professionals and services a wide range of multinational banks, securities dealers and other financial institutions.


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